Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-252321) and related Prospectus of Modiv Inc. and subsidiaries of our report dated March 23, 2022, with respect to the consolidated financial statements of Modiv Inc. and subsidiaries and financial statement schedule listed in the index at Item 15 (a), Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization included in this Annual Report (Form 10-K) of Modiv Inc. and subsidiaries for the year ended December 31, 2021.

/s/ BAKER TILLY US, LLP

Irvine, California
March 23, 2022
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